SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Campbell Resources Inc.

(Registrant’s Name)

1155, University, Suite 1405,
Montreal, Quebec
Canada H3B 3A7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:

Exhibit 99.1	Press Release – August 11, 2003 – CAMPBELL RESOURCES ANNOUNCES ITS SECOND QUARTER RESULTS

SIGNATURES
Exhibit Index
Press Release Dated Aug. 11, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMPBELL RESOURCES INC

/s/ Lorna D. MacGillivray

LORNA D. MACGILLIVRAY
Vice President, Secretary and General Counsel

DATE:  August 12, 2003

Exhibit Index

Exhibit 99.1	Press Release – August 11, 2003 – CAMPBELL RESOURCES ANNOUNCES ITS SECOND QUARTER RESULTS